UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-40996

MDXHEALTH SA

(Translation of registrant’s name into English)

CAP Business Center

Zone Industrielle des Hauts-Sarts

4040 Herstal, Belgium

+32 4 257 70 21

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

MDXHEALTH SA

MDxHealth SA (the “Company”) held an extraordinary general shareholders’ meeting (“EGM”) on Thursday, June 20, 2024. The items on the agenda of the EGM included (i) the approval of a new 2024 Share Option Plan and the issuance 2,000,000 share options thereunder, (ii) the approval of the issuance of 1,000,000 new subscription rights for ordinary shares of the Company for the benefit of a subsidiary of Exact Sciences Corporation, and (iii) the approval of the issuance of 1,243,060 new subscription rights for ordinary shares of the Company for the benefit of  OrbiMed Royalty & Credit Opportunities IV, LP and OrbiMed Royalty & Credit Opportunities IV Offshore, LP (the “OrbiMed Warrants”). There was no attendance quorum for the EGM, and the proposed resolutions that were submitted to the meeting were all duly passed.

In connection with the issuance of the OrbiMed Warrants, the Company entered into a Registration Rights Agreement with OrbiMed Royalty & Credit Opportunities IV, LP and OrbiMed Royalty & Credit Opportunities IV Offshore, LP, dated June 20, 2024 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company agreed to file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) within 10 business days of the issuance of the OrbiMed Warrants for purposes of registering the resale of the ordinary shares of the Company issuable upon exercise of the OrbiMed Warrants, to use its reasonable best efforts to have such registration statement declared effective within the time period set forth in the Registration Rights Agreement, and to keep such registration statement effective for the duration specified in the Registration Rights Agreement.

Information Incorporated by Reference

This Report on Form 6-K, including Exhibit 1.1, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration No. 333-268885) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description of Exhibit
1.1	Registration Rights Agreement, dated June 20, 2024, by and among the Company and the OrbiMed parties

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDXHEALTH SA

Date: June 20, 2024	By:	/s/ Michael McGarrity
		Name:	Michael McGarrity
		Title:	Chief Executive Officer

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